NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES OF GMX RESOURCES, INC. New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the Securities and Exchange Commission ('SEC') of its intention to remove the entire class of each of the Common Stock and the 9.25% Series B Cumulative Preferred Stock (collectively, the 'Securities') of GMX Resources, Inc. (the 'Company') from listing and registration on the Exchange at the opening of business on May 14, 2013, pursuant to the provisions of SEC Rule 12d2-2(b), because, in the opinion of the Exchange, the Securities are no longer suitable for continued listing and trading on the Exchange. Pursuant to Listed Company Manual Section 802.01D, NYSE Regulation made this determination on behalf of the Exchange because of the Company's April 1, 2013 announcement that it had filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Western District of Oklahoma ('Chapter 11 filing'). In making its delisting determination, NYSE Regulation noted the uncertainty as to the timing and outcome of the bankruptcy process, as well as the uncertainty with respect to the ultimate effect of the Company's Chapter 11filing on the economic rights of holders of the Securities. The Company had previously fallen below the NYSE's continued listing standard requiring average global market capitalization over a consecutive 30 trading day period of at least $50 million and latest reported shareholders' equity of at least $50 million and NYSE Regulation was awaiting the Company's submission of a business plan under which the Company would have proposed to regain compliance with the applicable continued listing standard within a specified time period, subject to NYSE Regulation's acceptance of the plan. However, in light of the subsequent Chapter 11 filing, NYSE Regulation no longer believes it is appropriate for the Company to avail itself of the compliance plan process and has determined to take immediate delisting action with respect to the Company. 1. The Exchange's Listed Company Manual (the 'LCM'), subsection 802.01D (Bankruptcy and/or Liquidation), states that the Exchange would normally give consideration to delisting a security of a company when an 'intent to file under any of the sections of the bankruptcy law has been announced or a filing has been made or liquidation has been authorized and the company is committed to proceed.' 2. The Exchange, on April 1, 2013, determined that the Securities of the Company should be suspended immediately from trading, and directed the preparation and filing with the Commission of this application for the removal of the Securities from listing and registration on the Exchange. The Company was notified by letter on April 2, 2013. 3. Pursuant to the above authorization, a press release was immediately issued and an announcement was made on the 'ticker' of the Exchange immediately and at the close of the trading session on April 1, 2013 of the suspension of trading in the Securities. Similar information was included on the Exchange's website. 4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist its Securities, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. The Company did not file such request within the specified time period. 5. Based on the foregoing, the Exchange represents that all conditions precedent under the provisions of SEC Rule 12d2-2(b) to the filing of this Form 25 have been met.